UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

PILGRIM’S PRIDE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72147K 108

(CUSIP Number)

JBS USA HOLDING LUX S.À R.L.

21, Avenue de La Gare

L-1611 Luxembourg

Grand-Duchy of Luxembourg

+ 352 262 749

with a copy to:

Guilherme Cavalcanti

JBS S.A.

Avenida Marginal Direita do Tietê, 500, Bloco 1, 3rd Floor

São Paulo, SP, Brazil 05118-100

+55 11 3144-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
WESLEY MENDONÇA BATISTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
JOESLEY MENDONÇA BATISTA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
J&F INVESTIMENTOS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS INVESTMENTS LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS GLOBAL LUXEMBOURG S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS GLOBAL MEAT HOLDINGS PTY. LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA HOLDING LUX S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS LUXEMBOURG COMPANY S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA FOOD COMPANY HOLDINGS I.R.S. Identification No. 58-1034573

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS USA FOOD COMPANY I.R.S. Identification No. 81-0775570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
JBS WISCONSIN PROPERTIES, LLC I.R.S. Identification No. 39-1993214

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
195,445,936 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
195,445,936 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,445,936 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
82.42% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (See Item 2)

Item 1. Security and Issuer

Item 1 of the Statement (as defined below) is hereby amended and replaced in its entirety as follows:

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Statement on Schedule 13D (the “Statement”) previously filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2010, as amended on November 8, 2010, on January 3, 2012, on March 1, 2012, on March 7, 2012, on March 13, 2012, on December 28, 2015, on December 30, 2015, on August 13, 2021 and February 18, 2022, with respect to Common Stock, par value $0.01 per share (the “Common Stock”), of Pilgrim’s Pride Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1770 Promontory Circle, Greeley, Colorado 80634-9038. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and replaced in its entirety as follows:

This Statement is being filed jointly by Wesley Mendonça Batista, Joesley Mendonça Batista, J&F Investimentos S.A. (“J&FI”), JBS S.A. (“JBS Brazil”), JBS Investments Luxembourg S.à r.l. (“JBS Investments Luxembourg”), JBS Global Luxembourg S.à r.l. (“JBS Global Luxembourg”), JBS Global Meat Holdings Pty. Ltd. (“JBS Global Meat”), JBS USA Holding Lux S.à r.l. (“JBS USA Holding Lux”), JBS Luxembourg Company S.à r.l. (“JBS Luxembourg”), JBS USA Food Company Holdings (“JBS USA FC Holdings”), JBS USA Food Company (“JBS USA FC”) and JBS Wisconsin Properties, LLC (“JBS Wisconsin”) (each a “Reporting Person” and, collectively, the “Reporting Persons”). Wesley Mendonça Batista and Joesley Mendonça Batista may be referred to herein as the “Batistas.”

JBS Wisconsin, a Wisconsin limited liability company, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038. JBS Wisconsin’s principal business is holding certain subsidiaries of JBS USA FC. All of the issued and outstanding membership interests of JBS Wisconsin are owned by JBS USA FC.

JBS USA FC, a corporation organized under the laws of Delaware, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038. JBS USA FC’s principal business is processing, preparing, packaging and delivering beef, pork and chicken products to customers. All of the issued and outstanding stock of JBS USA FC is owned by JBS USA FC Holdings.

JBS USA FC Holdings, a corporation organized under the laws of Delaware, has its principal office at 1770 Promontory Circle, Greeley, Colorado 80634-9038. JBS USA FC Holding’s principal business is holding all of the issued and outstanding stock of JBS USA FC. All of the issued and outstanding stock of JBS USA FC Holdings is owned by JBS Luxembourg.

JBS Luxembourg, a Luxembourg private limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: -1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Luxembourg’s principal business is holding all of the issued and outstanding stock of JBS USA FC Holdings. All of the issued and outstanding shares of JBS Luxembourg are owned by JBS USA Holding Lux.

JBS USA Holding Lux, a Luxembourg private limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS USA Holding Lux’s principal business is holding certain subsidiaries of JBS Global Meat. All of the issued and outstanding shares of JBS USA Holding Lux are owned by JBS Global Meat.

JBS Global Meat, an Australian proprietary limited company, has its principal office at Stroombaan 16, 5th Floor 1181 VX, Amstelveen, Netherlands. JBS Global Meat’s principal business is holding all of the issued and outstanding share capital of JBS USA Holding Lux. All of the issued and outstanding shares of JBS Global Meat are owned by JBS Global Luxembourg.

JBS Global Luxembourg, a Luxembourg private limited company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Global Luxembourg’s principal business is holding certain indirect subsidiaries of JBS Investments Luxembourg. All of the issued and outstanding shares of JBS Global Luxembourg are owned by JBS Investments Luxembourg.

JBS Investments Luxembourg, a Luxembourg public limited liability company, has its principal office at Avenue de La Gare - 8-10, postcode: 1610, Luxembourg, Grand-Duchy of Luxembourg. JBS Investments Luxembourg’s principal business is holding shares of JBS Global Luxembourg. All of the issued and outstanding shares of JBS Investments Luxembourg are owned by JBS Brazil.

JBS Brazil, a Brazilian corporation, has its principal office at Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. JBS Brazil’s principal business is processing, preparing, packaging and delivering to customers beef, pork and chicken products.

J&FI, a Brazilian corporation, has its principal office at Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, A, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. J&FI’s principal business is holding stock of certain companies controlled by the Batistas. The Batistas control all of the issued and outstanding shares of J&FI through various intermediate holding companies.

Joesley Mendonça Batista is an individual with Brazilian citizenship whose business address is Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar - A, sala nº 03, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. His principal occupation is shareholder of the J&FI and of the companies controlled by J&FI (including JBS Brazil and the Reporting Persons that are subsidiaries of JBS Brazil) (collectively, the “J&FI Group”).

Wesley Mendonça Batista is an individual with Brazilian citizenship whose business address is Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar - A, sala nº 04, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil. His principal occupation is shareholder of the J&FI Group.

Set forth on Schedules I and II attached to this Statement, and incorporated herein by reference, are the (a) name, (b) citizenship, (c) residence or business address and (d) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors and executive officers, to the extent applicable, of each of JBS Wisconsin and J&FI, respectively.

The information under “Civil and Criminal Actions and Investigations involving our Ultimate Controlling Shareholders” in the Annual Report on Form 20-F of JBS Brazil filed with the SEC on October 3, 2024 is incorporated by reference herein. Except as described therein, during the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any person named in any of Schedules I through II attached to this Amendment No. 10 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of October 28, 2024, which is included as Exhibit 99.1 to this Amendment No. 10, pursuant to which they have agreed to file Amendment No. 10 and any further amendments to the Statement jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the addition of the following:

On February 8, 2024, each of Joesley Mendonça Batista and Wesley Mendonça Batista was appointed a member of the Issuer’s board of directors.

On October 24, 2024, an amendment to the Restated Certificate of Incorporation was approved unanimously by each of the Issuer’s Equity Directors, voting as a group, and full board of directors. As a result of the amendment, at any time when JBS USA FC Holdings, or any of its affiliates (the “JBS Stockholder”) beneficially owns equal to or greater than 80 percent but less than 90 percent of the Issuer’s outstanding Common Stock, there shall be 10 directors on the Issuer’s board of directors consisting of eight JBS Directors and two Equity Directors, making the board representation of the JBS Stockholder and the stockholders other than the JBS Stockholder proportional and more closely aligned with their ownership in the Issuer. In addition, the amendment provides that at least two of the JBS Directors will be financially literate and be independent under Rule 5605(a)(2) of the listing rules of the Nasdaq Stock Market LLC and under Rule 10A-3 of the Exchange Act, such that they will not be affiliated with the Issuer or the JBS Stockholder and will be qualified to serve on the Issuer’s audit committee. Additionally, the Equity Directors, voting as a group, and the full Board each unanimously approved corresponding amendments to the Restated Bylaws and the Stockholders Agreement.

The purpose of this amendment to the Certificate is to enable the consolidation for U.S. federal income tax purposes of the Issuer with JBS USA FC Holdings. To achieve the consolidation for U.S. federal income tax purposes, JBS USA FC Holdings must own outstanding capital stock of the Issuer representing both (i) at least 80 percent of the total outstanding capital stock (by value) and (ii) at least 80 percent of the total stock voting power.

The amendment to the Restated Certificate of Incorporation will become effective upon receipt of the requisite stockholder approval at a special meeting of stockholders to be called by the Issuer’s board of directors, and the amendments to the Restated Bylaws and Stockholders Agreement will take effect concurrently therewith. The Reporting Persons may vote all shares of Common Stock held by them at the special meeting in their sole and absolute discretion.

Additionally, in connection with this consolidation and the proposed amendment to the Certificate, JBS USA FC Holdings plans to enter into a tax sharing agreement with the Issuer, negotiated on an arm’s-length basis, governing the allocation, and certain payment and reimbursement obligations, of U.S. income tax liabilities and assets among the Issuer, on the one hand, and JBS USA FC Holdings (and its relevant U.S. corporate affiliates), on the other hand. This tax sharing agreement would require the Issuer to make payments to JBS USA FC Holdings (or its relevant U.S. corporate affiliates) in an amount equal to the Issuer’s U.S. income tax liability, if any, for each tax year following the planned consolidation, which tax liability generally would be determined as if the Issuer filed its own separate tax return for U.S. federal income tax purposes. In addition, this tax sharing agreement would require JBS USA FC Holdings to reimburse the Issuer for the utilization of the Issuer’s tax assets (such as net operating losses, capital losses and tax credits) by JBS USA (or its relevant U.S. corporate affiliates) following the planned consolidation. The Issuer may also expect administrative and cost efficiencies to result from the planned consolidation, including from filing a single consolidated tax return for U.S. federal income tax purposes.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and replaced in its entirety as follows:

(a) and (b)

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of Amendment No. 10 and the information set forth in Item 4 of this Statement are hereby incorporated by reference in this Item 5. As a result of the ownership structure and other relationships described in Item 2 of the Statement, each of the Reporting Persons is the beneficial owner, with shared voting and dispositive power with the other Reporting Persons, of 195,445,936 shares of Common Stock, of which JBS Wisconsin is the direct beneficial owner. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 237,123,076 shares of Common Stock outstanding as of October 28, 2024.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in Schedules I and II attached to this Amendment No. 10 (collectively, the “Schedules”), beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Statement, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed in the Schedules, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

As of the date hereof, each Reporting Person disclaims beneficial ownership of the shares reported on this Statement, except to the extent of such Reporting Person’s respective pecuniary interest therein.

(c) Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the persons listed in the Schedules, has effected any transaction in any of the shares of Common Stock during the past 60 days.

(d) Except as described herein, to the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares to which this Statement relates.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by the addition of the following:

In connection with joining the Issuer’s board of directors, each of Joesley Mendonça Batista and Wesley Mendonça Batista received on May 1, 2024 1,696 restricted stock units vesting upon his departure from the Issuer’s board of directors. Each restricted stock unit represents a contingent right to receive one share of Common Stock.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented by the addition of the following exhibits to this Amendment No. 10:

99.1	Joint Filing Agreement, dated as of October 28, 2024, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2024

JBS WISCONSIN PROPERTIES, LLC

By:	/s/ Victor Machado
	Name:	Victor Machado
	Title:	Chief Financial Officer

JBS USA FOOD COMPANY

By:	/s/ Victor Machado
	Name:	Victor Machado
	Title:	Chief Financial Officer

JBS USA FOOD COMPANY HOLDINGS

By:	/s/ Victor Machado
	Name:	Victor Machado
	Title:	Chief Financial Officer

JBS LUXEMBOURG COMPANY S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Category A Manager

JBS USA HOLDING LUX S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Category A Manager

JBS GLOBAL MEAT HOLDINGS PTY LTD.

By:	/s/ Lucas Ebram Vilhena de Moraes
	Name:	Lucas Ebram Vilhena de Moraes
	Title:	Director

JBS GLOBAL LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Category A Manager

JBS INVESTMENTS LUXEMBOURG S.À R.L.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Category A Manager

JBS S.A.

By:	/s/ Jeremiah O’Callaghan
	Name:	Jeremiah O’Callaghan
	Title:	Officer

By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	Investor Relations and Chief Financial Officer

J&F INVESTIMENTOS S.A.

By:	/s/ Aguinaldo Gomes Ramos Filho
	Name:	Aguinaldo Gomes Ramos Filho
	Title:	Officer

JOESLEY MENDONÇA BATISTA

/s/ Joesley Mendonça Batista

WESLEY MENDONÇA BATISTA

/s/ Wesley Mendonça Batista

SCHEDULE I

Name, business address and present principal occupation or

employment of the directors and executive officers of

JBS Wisconsin Properties, LLC

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Wesley Mendonça Batista Filho	Brazil	1770 Promontory Circle, Greeley, Colorado 80634

Chief Executive Officer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Guilherme Cavalcanti	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 3 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil

Investor Relations and Chief Financial Officer of JBS S.A.

Information concerning the principal business and principal address of JBS S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Victor Machado	Brazil	1770 Promontory Circle, Greeley, Colorado 80634

Chief Financial Officer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Wesley Mendonça Batista Filho	Brazil	1770 Promontory Circle, Greeley, Colorado 80634

Chief Executive Officer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Victor Machado	Brazil	1770 Promontory Circle, Greeley, Colorado 80634

Chief Financial Officer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Michael Koenig	USA	1770 Promontory Circle, Greeley, Colorado 80634

Global Chief Ethics and Compliance Officer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Diego Pirani	Brazil	1770 Promontory Circle, Greeley, Colorado 80634

Secretary and Treasurer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Andrea Riva	Brazil	1770 Promontory Circle, Greeley, Colorado 80634

Chief Accounting Officer of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

Todd Anderson	USA	1770 Promontory Circle, Greeley, Colorado 80634

Head of Tax of JBS USA Food Company.

Information concerning the principal business and principal address of JBS USA Food Company, set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule I.

SCHEDULE II

Name, business address and present principal occupation or employment of the directors and executive officers of

J&F INVESTIMENTOS S.A.

DIRECTORS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Francisco de Assis e Silva	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil

Vice-Chairman of J&F Investimentos S.A.

Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Sergio Roberto Caldas Junior	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil

Director of J&F Investimentos S.A.

Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Erico de Arruda Holanda	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil

Director of J&F Investimentos S.A.

Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

EXECUTIVE OFFICERS Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted

Aguinaldo Gomes Ramos Filho	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil

President of J&F Investimentos S.A.

Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.

Andre Alcantara Ocampos	Brazil	Avenida Marginal Direita do Tietê, 500, Bloco I, 1 andar, Vila Jaguara, postcode: 05118-100, São Paulo, SP, Brazil

Vice-president of J&F Investimentos S.A.

Information concerning the principal business and principal address of J&F Investimentos S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Schedule II.